Exhibit 99.1

SOLAI Limited Announces Extraordinary General Meeting and New Issuance of Preference Shares

AKRON, Ohio, Nov. 12, 2025 /PRNewswire/ – SOLAI Limited (NYSE: SLAI) (“SOLAI” or the “Company”) (previously known as “BIT Mining Limited”), a leading technology-driven cryptocurrency infrastructure company, today announced that it will hold its extraordinary general meeting of shareholders at 428 South Seiberling Street, Akron, Ohio, US on December 29, 2025 at 10:00 a.m., New York time.

Holders of record of ordinary shares and preference shares of the Company at the close of business on November 24, 2025, New York time (the “Record Date”) are entitled to receive notice of, and to attend and vote at, the extraordinary general meeting or any adjournment thereof. Holders of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The notice of the extraordinary general meeting, which sets forth the resolutions to be submitted to shareholder approval at the annual general meeting is available on the Investor Relations section of the Company’s website at https://ir.solai.com. The Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2024 with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2025. Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at https://ir.solai.com and on the SEC’s website at www.sec.gov, or by contacting SOLAI Limited at 428 South Seiberling Street, Akron, Ohio, US, attention: Youwei Yang, telephone: +1 (785) 317-7156, email: ir@solai.com

In addition, the Company’s board of directors (the “Board”) has approved the issuance of 65,000 Class A II preference shares (the “Preference Shares”) at a subscription price of US$1.00 per share, for a total cash consideration of US$65,000, to Good Luck Capital Limited (“Good Luck”), a company incorporated in the British Virgin Islands and wholly-owned by Mr. Man San Vincent Law, a founder and executive director of the Company.

The issuance of the Preference Shares is in recognition of Mr. Law’s valuable contribution to the Company in guiding its transition from a pure-play cryptocurrency mining company into a cryptocurrency infrastructure company in the Solana ecosystem and to closely align Mr. Law with the Company’s long-term strategic vision.

The following is a summary of the key terms associated with the Preference Shares:

1) The voting power of each Preference Share is equal to that of 400,000 Class A ordinary shares of the Company;

2) The Preference Shares cannot be converted into Class A ordinary shares, Class B ordinary shares, or American depositary shares representing Class A ordinary shares;

3) The Preference Shares are not entitled to receive dividends; and

4) With prior written approval of the Board，Good Luck may transfer any Preference Shares to any third party that is not an affiliate of Good Luck.

Immediately following the issuance of the Preference Shares, Mr. Man San Vincent Law’s aggregate voting power will increase from approximately 31.8% to approximately 94.0% (based on the Company’s total outstanding shares as of November 12, 2025).

About SOLAI Limited

SOLAI Limited (previously known as “BIT Mining Limited”) (NYSE: SLAI) (previously traded under “BTCM”), is a technology-driven cryptocurrency infrastructure company expanding from its foundation in crypto mining to build a blockchain-based ecosystem spanning AI, stablecoins and payment infrastructure, and Solana treasury and staking operations — supporting use cases across institutional settlement, commerce, consumer payments, and AI-native agent transactions. By leveraging its blockchain and data infrastructure expertise, SOLAI aims to enhance on-chain efficiency and expand participation across Solana and other blockchain ecosystems.

For more information:

SOLAI Limited

ir@solai.com

ir.solai.com

www.solai.com

Contact

Piacente Financial Communications

solai@thepiacentegroup.com